Exhibit 99.5

WIDERTHAN CO., LTD.

SPECIAL RESOLUTIONS
1:	As a special business, to consider and, if thought fit, pass the following as a special resolution; “That an Amended and Restated Articles of Incorporation of the Company be adopted reflecting the amendments to the Articles of Incorporation outlined in Appendix B to this Notice of Meeting.”	FOR ☐	AGAINST ☐

2:	As a special business, to consider and, if thought fit, pass the following as a special resolution; “That the Company be authorized to grant options to purchase up to 458,587 shares of the Company’s common shares having a strike price equal to the “market price" (as determined by applicable Korean laws) of one common share to certain members of the Board of Directors and employees of the Company who will be able to contribute or have been contributing to the promotion of the business, management performance, and technical innovation of the Company.	FOR ☐	AGAINST ☐

Please Mark Here for Address Change or Comments	☐
SEE REVERSE SIDE

ORDINARY RESOLUTIONS
1.	To receive and approve the Company’s Balance Sheet, Statement of Income and, Statement of Appropriations of Retained Earnings for the year ended December 31, 2005, stated in Korean GAAP.	FOR ☐	AGAINST ☐

2.	To receive and approve the Ceiling Amount of the Remuneration of Directors for 2006 at KRW 2 billion.	FOR ☐	AGAINST ☐

3.a	Re-election of Mr. Sang Jun Park as member of Board of Directors.	FOR ☐	AGAINST ☐

3.b	Re-election of Mr. Jin Woo So as member of Board of Directors.	FOR ☐	AGAINST ☐

4.	"That the Regulations of Management Retirement Allowance Plan be amended in the manner outlined in Appendix A to this Notice of Meeting."	FOR ☐	AGAINST ☐

	Mark box at right if you want to give discretionary proxy to the Chairman of the Meeting. PLEASE NOTE: marking this box voids any other voting instructions indicated above.		☐

Please be sure to sign and date this Voting Instruction Card.

ADR Holder		Co-owner
sign here:	Date:	sign here:	Date:

▲ FOLD AND DETACH HERE ▲
TO THE REGISTERED HOLDERS OF AMERICAN DEPOSITARY RECEIPTS (“ADRs”)
REPRESENTING ORDINARY SHARES OF
WIDERTHAN CO., LTD.
JPMorgan Chase Bank, N.A. (the “Depositary”) has received notice that the Annual General Meeting of Shareholders (the “Meeting”) of WiderThan Co., Ltd. (the “Company”) will be held at the Grand Conference Room of the Company, 17th Floor, K1 REIT Bldg. 463, Chungjeong-ro 3-ga, Seodaemun, Seoul, 120-709, Korea at 10:00 a.m. (Seoul Time), on Thursday, March 30, 2006, for the purposes set forth below.
If you wish to have the Depositary, through its Nominee or Nominees, vote or execute a proxy to vote the Ordinary Shares represented by your American Depositary Receipt(s) for or against the Resolutions to be proposed at the Meeting, kindly execute and forward to JPMorgan Chase Bank, N.A., the above Voting Instruction Card. The enclosed postage paid envelope is provided for this purpose.The above Voting Instruction Card should be executed in such a manner as to show clearly whether you desire the Nominee or Nominees of the Depositary to vote for or against the Resolutions, as the case may be. You may include instructions to give a discretionary proxy to the Chairman of the Meeting. The Voting Instruction Card MUST be forwarded in sufficient time to reach the Depositary before 3:00 p.m., March 24, 2006. Only the registered holders of record at the close of business on December 30, 2005, will be entitled to execute the attached Voting Instruction Card.
JPMorgan Chase Bank, N.A., Depositary

WIDERTHAN CO., LTD.
JPMorgan Chase Bank, N.A., Depositary
P.O.Box 3500, South Hackensack, NJ 07606-3500
The undersigned, a registered holder of American Depositary Receipt(s) representing Ordinary Shares of WiderThan, hereby requests and authorizes JPMorgan Chase Bank, N.A., the Depositary, through its Nominee or Nominees, to vote or execute a proxy to vote the Ordinary Shares of the Company represented by such American Depositary Receipts registered in the name of the undersigned on the books of the Depositary as of the close of business December 30, 2005, at the Annual General Meeting of Shareholders, will be held at the Grand Conference Room of the Company, 17th Floor, K1 REIT Bldg. 463, Chungjeong-ro 3-ga, Seodaemun, Seoul, 120-709, Korea at 10:00 a.m. (Seoul Time), on Thursday, March 30, 2006, and at any adjournment thereof.
These instructions, when properly signed and dated, will be voted in the manner directed herein.
NOTE: In order to have the aforesaid shares voted, this Voting Instruction Card MUST be received on or before 3:00 p.m., March 24, 2006.

PLEASE VOTE, DATE AND SIGN ON REVERSE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE.

Please sign this Voting Instruction Card exactly as your name(s) appear(s) on the books of the Depositary. Joint owners should each sign personally. Trustees and other fiduciaries should indicate the capacity in which they sign, and where more than one name appears, a majority must sign. If a corporation, this signature should be that of an authorized officer who should state his or her title.

Address Change/Comments (Mark the corresponding box on the reverse side)

▲ FOLD AND DETACH HERE ▲
Notice of Annual General Shareholder’s Meeting
Notice is hereby given that the Annual General Meeting (the “Meeting”) of Shareholders of WiderThan Co., Ltd. (“the Company”) will be held at the offices of the Company, Grand Conference Room, 17th Floor, K1 REIT Bldg. 463, Chungjeong-ro 3-ga, Seodaemun-gu, Seoul, 120-709, Korea at 10 AM (local time), on Thursday, March 30, 2006.
The following Agenda Items will be addressed at the Meeting:
Agenda Item 1 will be reported on at the Meeting (no voting is required). Agenda Items 2, 3, 4 and 5 will be proposed to be approved as Ordinary Resolutions and Agenda Items 6 and 7 will be proposed to be approved as Special Resolutions.
1.	To receive the Business Performance Report, Audit Committee’s Report and External Auditor’s Report for the year ended December 31, 2005;

2.	To receive and approve the Company’s Balance Sheet, Statement of Income and Statement of Appropriations of Retained Earnings for the year ended December 31, 2005, stated in Korean GAAP;

3.	To receive and approve the Ceiling Amount of the Remuneration of Directors:
“The Proposed Aggregate Ceiling Amount of the Remuneration of all Directors during 2006 is KRW 2 billion.”
4.	To re-elect the following directors of the Board:
(1) Mr. Sang Jun Park has served on the Board of the Company more than five years and, in accordance with the Board’s recommendation, offers himself for re-election as a Director of the Company.

(2) Mr. Jin Woo So has served on the Board of the Company more than five years and, in accordance with the Board’s recommendation, offers himself for re-election as a Director of the Company.

* These two directors’ Biographical details, the skills and the experience are set forth in Appendix C to this Notice of Meeting.
5.	As a special business, to consider and, if thought fit, pass the following as an ordinary resolution;
“That the Regulations of Management Retirement Allowance Plan be amended in the manner outlined in Appendix A to this Notice of Meeting.”

6.	As a special business, to consider and, if thought fit, pass the following as a special resolution;
“That an Amended and Restated Articles of Incorporation of the Company be adopted reflecting the amendments to the Articles of Incorporation outlined in Appendix B to this Notice of Meeting.”

7.	As a special business, to consider and, if thought fit, pass the following as a special resolution;
“That the Company be authorized to grant options to purchase up to 458,587 shares of the Company’s common shares having a strike price equal to the “market price"(as determined by applicable Korean laws) of one common share to certain members of the Board of Directors and employees of the Company who will be able to contribute or have been contributing to the promotion of the business, management performance, and technical innovation of the Company.